UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                               WELUND FUND, INC.
                               (Name of Issuer)

                        COMMON STOCK, $0.0001 PAR VALUE
                        (Title of Class of Securities)

                                     NONE
                                (CUSIP Number)


                                 T. CHONG WENG
                            244 FIFTH AVENUE, #W219
                         NEW YORK, NEW YORK 10001-7604
                                (212) 504-8120
          (Name, Address and Telephone Number of Person Authorized to
                     Received Notices and Communications)

                               JANUARY 13, 2004
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to the whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1     NAME OF REPORTING PERSON:
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       T. CHONG WENG

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) [ ]
       (b) [ ]

3     SEC USE ONLY


4     SOURCE OF FUNDS (See Instructions):        PF


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION         U.S.


NUMBER OF           (7)     SOLE VOTING POWER                   2,240,000
SHARES
BENEFICIALLY        (8)     SHARED VOTING POWER                     0
OWNED BY
EACH REPORTING      (9)     SOLE DISPOSITIVE POWER              2,240,000
PERSON WITH
                    (10)    SHARED DISPOSITIVE POWER                0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,240,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)     [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        100%

14    TYPE OF REPORTING PERSON (See Instructions)

        (IN) INDIVIDUAL


                             EXPLANATORY STATEMENT

        This filing (the "Filing") is pursuant to Rule 13d under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Statement on
Schedule 13D filed by T. Chong Weng ("TC Weng"), the "Reporting Person" with respect to the common stock, par value $0.0001 per share (the "Common Stock"), of Welund Fund, Inc., a Delaware corporation (the "Issuer"). Unless otherwise indicated, capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule D.

ITEM 1. SECURITY AND ISSUER

        This statement relates to Common Stock of the Issuer. The principal executive office of the Issuer is located at 244 Fifth Avenue, #W219, New York, New York 10001-7604.

ITEM 2. IDENTITY AND BACKGROUND

   a.  The Reporting Person is T. Chong Weng.

   b.  TC Weng's address is 244 Fifth Avenue, #W219, New York, New York 10001-
       7604.

   c. TC Weng's principal occupation is as sole officer and director of Welund Fund, Inc., whose principal address is 244 Fifth Avenue, #W219, New York, New York 10001-7604.

   d. TC Weng has not been convicted in a criminal proceeding during the last five years.

   e. TC Weng, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   f.  TC Weng is a citizen of the USA.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        From the Issuer's inception, July 16, 2002 to January 13, 2004, TC Weng acquired 2,240,000 shares directly from the Issuer as consideration for services rendered as an officer and director of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

        TC Weng holds the Shares as reported herein for the purpose of investment.

        The Issuer is currently seeking to engage in a merger with or acquisition of an unidentified foreign or domestic company which desires to become a reporting ("public") company whose securities are qualified for trading in the United States secondary market. The Issuer meets the definition of a "blank check" company contained in Section (7) (b) (3) of the Securities Act of 1933, as amended. TC Weng, as sole shareholder, officer and director of the Issuer will actively seek merger or acquisition targets for the Issuer.

        The Issuer will not restrict its search for any specifically kind of business, but may acquire a business which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Issuer may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Issuer may offer.

        A business combination with a target business will normally involve the transfer to the target business of the majority of the Issuer's common stock, and the substitution by the target business of its own management and board of directors.

        The Issuer has, and will continue to have, no capital with which to provide the owners of business opportunities with any cash or other assets. However, TC Weng believes that the Issuer will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. TC Weng has not conducted marked research and is not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

        TC Weng has agreed that he will advance any additional funds which the Issuer needs for operating capital and for costs in connection with searching for or completing an acquisition or merger. Such advances have historically been converted to equity. There is no minimum or maximum amount TC Weng will advance to the Issuer. The Issuer will not borrow any funds for the purpose of repaying advances made by TC Weng, and the Issuer will not borrow any funds to make any payments to its promoters, management or their affiliates or associates.

        The Board of Directors has passed a resolution which contains a policy that the Issuer will not seek an acquisition or merger with any entity in which TC Weng or his affiliates or associates serve as officer or director or hold more than a 10% ownership interest.

        At this time, as part of his duties for the Issuer, TC Weng has plans which result in the following corporate actions:

   a.  the acquisition by an unaffiliated person of securities of the issuer;

   b. an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

   c.  a sale or transfer of a material amount of assets of the Issuer;

   d. a change in the present board of directors of the Issuer as a result as a result of a merger or acquisition transaction;

   e. a material change in the present capitalization or dividend policy of the Issuer;

   f. a material change in the Issuer's business or corporate structure based on the completion of a merger or acquisition;

   g. changes in the Issuer's charter or bylaws as a result of a merger or acquisition, which may impede the acquisition of control of the Issuer by any person;

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

   a. TC Weng beneficially owns 2,240,000 shares of the Issuer's common stock. The 2,240,000 represents 100% of the Issuer's common stock based on the issued and outstanding shares on January 13, 2004.

   b.  (i) Sole Power to Vote or Direct the Vote:
       2,240,000 SHARES OF COMMON STOCK

       (ii) Shared Power to Vote or Direct the Vote:
       0 SHARES

       (iii) Sole Power to Dispose or Direct the Disposition:
       2,240,000 SHARES OF COMMON STOCK

       (iv) Shared Power to Dispose or Direct the Disposition:
       0 SHARES

   A.  NONE

   B.  NOT APPLICABLE

   C.  NOT APPLICABLE

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        TC WENG IS PRESIDENT, SECRETARY, TREASURER AND DIRECTOR OF THE ISSUER.

ITEM 7. EXHIBITS

        N/A

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2004                 By: /s/ T. Chong Weng
                                            --------------------------------
                                            T. Chong Weng